UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-13175

VALERO SAVINGS PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Valero Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Valero Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule H, line 4i – supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Valero Savings Plan

We have audited the accompanying statement of net assets available for benefits of Valero Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
June 24, 2003

VALERO SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments:
Common stock	$15,909,515	$9,726,656
Common/collective trusts	10,383,841	10,338,552
Mutual funds	10,168,120	8,923,239
Participant loans	2,419,039	1,930,471
Money market security	13,349	8,355
Self-directed investments	--	7,944

Total investments	38,893,864	30,935,217

Receivables:
Employer contributions, net of forfeitures	3,082,592	3,902,528
Employee contributions	70,815	80,417
Loan repayment receivable	41,676	--
Interest	604	289
Due from brokers for securities sold	--	4,692

Total receivables	3,195,687	3,987,926

Cash	14,388	3,474

Total assets	42,103,939	34,926,617

Liabilities:
Refundable contributions	(18,446)	--

Net assets available for benefits	$42,085,493	$34,926,617

See Notes to Financial Statements.

VALERO SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2003	2002
Investment income:
Interest income	$138,943	$1,227,230
Dividend income	597,960	1,330,903
Net appreciation (depreciation) in fair value of investments	5,817,668	(743,315)

Total investment income	6,554,571	1,814,818

Contributions:
Employee	2,265,516	7,255,556
Employer, net of forfeitures	4,113,769	7,553,105

Total contributions	6,379,285	14,808,661

Asset transfers in from other plans:
Asset transfers in from Valero Energy Corporation Thrift Plan	21,886	--
Asset transfers in from Valero Retail Plan	--	250,450

Total asset transfers in from other plans	21,886	250,450

	12,955,742	16,873,929

Deductions from net assets:
Withdrawals by participants	(5,572,485)	(57,062,470)
Asset transfers out to Valero Energy Corporation Thrift Plan	(205,935)	(189,152,944)
Distributions of excess contributions	(18,446)	--

Total deductions	(5,796,866)	(246,215,414)

Net increase (decrease) in net assets available for benefits	7,158,876	(229,341,485)

Net assets available for benefits:
Beginning of year	34,926,617	264,268,102

End of year	$42,085,493	$34,926,617

See Notes to Financial Statements.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 20,000 employees. Including Valero’s acquisition of the Aruba Refinery from El Paso Corporation on March 5, 2004, Valero owns and operates 15 refineries in the United States, Canada and Aruba with a combined throughput capacity of approximately 2.4 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of more than 4,500 retail and wholesale branded outlets in the United States, Canada and Aruba under various brand names including Diamond Shamrock®, Shamrock®, Ultramar®, Valero® and Beacon®.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The following description of the Valero Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan that previously covered all eligible employees of Ultramar Diamond Shamrock Corporation (UDS), which was acquired by Valero on December 31, 2001. The Plan was previously referred to as the UDS 401(k) Retirement Savings Plan (renamed effective April 1, 2002). Participants’ interests in Valero common stock are registered under the Securities Act of 1933. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Valero is the Plan sponsor. An administrative committee, consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company was the trustee and record keeper of the Plan until June 30, 2002. Effective July 1, 2002, Merrill Lynch Trust Company, FSB became the trustee and has custody of the securities and investments of the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper of the Plan.

Asset Transfers
Asset transfers in from other plans and asset transfers out to other plans include amounts related to plan mergers and acquisitions as follows:

o	Effective May 1, 2002, Valero merged the account balances related to UDS non-store employees (other than union personnel and HSB employees (defined below)), and effective August 1, 2002 merged the account balances related to certain union employees, into the Valero Energy Corporation Thrift Plan, representing a total transfer of $180,881,797.
o	Effective May 16, 2002, Valero sold certain assets and facilities related to its Golden Eagle Refinery to Tesoro Refining and Marketing Company (Tesoro), as a result of which certain employees of Valero (Held Separate Business Employees or HSB employees) became employees of Tesoro. HSB employees were treated as having incurred a termination of employment and became eligible for distributions of their account balances. Eligible HSB employees could elect to make direct rollover transfers from the Plan to a defined contribution plan maintained by Tesoro. Account balances of $8,271,147 for HSB employees who did not make direct rollover transfers were merged into the Valero Energy Corporation Thrift Plan.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

o	Prior to September 1, 2002, Valero maintained the Valero Retail Plan for the benefit of certain Valero store employees. Effective September 1, 2002, the Valero Retail Plan was merged into the Plan. Any employees previously eligible to participate in the Valero Retail Plan became eligible to participate in the Plan.

In addition, from time to time, asset transfers occur between the Plan and the Valero Energy Corporation Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.

Participation
Participation in the Plan is voluntary and is open to Valero retail employees who become eligible to participate. Prior to April 1, 2002, eligible employees included all former UDS non-union employees and certain union employees who had completed one year of service and who were at least 18 years old. Effective April 1, 2002 for non-store employees other than certain union personnel and HSB employees, effective May 16, 2002 for HSB employees, and effective July 1, 2002 for certain union employees, such former UDS non-store employees were no longer eligible to participate in the Plan but became eligible to participate in the Valero Energy Corporation Thrift Plan. Employees are eligible to participate in Valero’s employer matching contributions after completion of one year of continuous service.

Contributions
Participants could contribute from 1% to 15% of their compensation, as defined in the Plan, through July 31, 2002. Effective August 1, 2002, participants can contribute up to 30% of their compensation. Valero contributes $0.60 for every $1.00 of the participant’s contribution up to 6% of compensation. In addition, any employee may make rollover contributions to the Plan. For the years ended December 31, 2003 and 2002, rollover contributions totaled $54,167 and $467,131, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits. Effective July 1, 2003, a former employee who retains an account balance under the Plan and who has received or who is eligible to receive a distribution from a defined benefit pension plan sponsored by Valero is also eligible to make a rollover contribution to the Plan.

Valero may, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, make profit-sharing contributions to the Plan to be allocated to the accounts of the “Eligible Members” as described in the plan document. For the years ended December 31, 2003 and 2002, the Administrative Committee approved profit-sharing contributions totaling $3,799,196 and $3,867,055, respectively, which were offset by available forfeitures. Employer profit-sharing contributions for the year ended December 31, 2003, include $147,583 paid to Ultramar HomEnergy employees. Employer profit-sharing contributions receivable as of December 31, 2003 and 2002 were funded to the Plan in February of 2004 and 2003, respectively.

The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively. Effective September 1, 2002, participants who are eligible to make pre-tax contributions and who have attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $2,000 and $1,000 for the years ended December 31, 2003 and 2002, respectively.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Forfeitures
In the event a participant terminates before becoming 100% vested in the employer contributions, the non-vested employer contribution amounts held in the participant’s account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account and he subsequently resumes employment, any portion of the participant’s account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after reemployment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the non-vested portion of his account. Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. During the years ended December 31, 2003 and 2002, employer contributions were reduced by $657,227 ($600,000 of which related to forfeitures of previous employer profit-sharing contributions) and $10,193, respectively, related to forfeited non-vested accounts. As of December 31, 2003 and 2002, $17,957 and $26 in unused forfeitures was available for future use under the Plan, respectively.

Participant Accounts
Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains and losses attributable to these accounts.

Vesting
Participants are vested 100% in their employee account at all times. Effective January 1, 2002, participants become 20% vested in their employer account for each year of service with 100% vesting after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Participants vest in 100% of profit-sharing contributions if and when years of vesting service equal or exceed five years. However, a participant will be vested in 100% of his account balance upon his death, disability, or attainment of normal retirement age, as defined in the Plan, and termination or partial termination of the Plan, as defined in the Plan.

As a result of Valero’s disposition of certain home heating oil operations on July 31, 2003, the account balances of the Ultramar HomEnergy employees became 100% vested as of the sale date, including account balances attributable to matching contributions and profit-sharing contributions. Each Ultramar HomEnergy employee also became eligible for an allocation of any profit-sharing contribution declared for the 2003 Plan year.

Investment Options
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Energy Corporation Common Stock Fund, common/collective trusts, mutual funds, and Multi-Cap Core Fund investments. Investments in the Multi-Cap Core Fund are comprised of investments in Vanguard PRIMECAP Fund (a mutual fund) and a money market security. Valero makes non-cash employer contributions of its common stock; however, effective January 1, 2002, participants may transfer 100% of Valero’s employer contributions to any other investment option offered.

Withdrawals and Distributions
A participant’s vested account balance will be distributed after the later of reaching normal retirement age (generally age 65) or termination from employment, unless the participant elects an earlier distribution of his vested account balance at the earlier of termination from employment or age 59 1/2.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Distributions can be made in the form of a single lump-sum cash payment or monthly installments not to exceed five years. The participant can also elect that those funds in the Valero Common Stock Fund be distributed in the form of Valero common stock as:

o	A single payment; or
o	For distributions elected through June 30, 2002, annual installments over a period not to exceed the greater of his life expectancy or ten years; or
o	For distributions effective on or after July 1, 2002, annual installments over a period not to exceed five years.

If the participant’s vested account balance is less than $5,000, the distribution cannot be deferred.

In the event of hardship, participants may withdraw a portion of their vested account balance, subject to Administrative Committee approval. Effective August 1, 2002, hardship distributions may not be made more often than once in any six-month period.

Upon completion of five years of participation in the Plan, a participant can elect to withdraw any amount credited to his after-tax contribution account, matching contributions account and profit-sharing contributions account. Additionally, the participant is eligible to elect another withdrawal upon the completion of 36 months from the date of a previous withdrawal.

Participant Loans
Participants may borrow a minimum of $500 ($1,000 prior to August 1, 2002). The maximum loan amount a participant may have outstanding is restricted to the lesser of:

a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or
b)	one-half of the current value of the participant’s vested interest in his account balance.

The participant may elect a repayment term of up to five years for general-purpose loans or up to 15 years for the purchase of a primary residence (10 years prior to August 1, 2002). The loan is secured by a lien on the participant’s vested account balance and bears interest at a reasonable rate as determined by the Administrative Committee. Principal and interest is repaid through payroll deductions. Effective August 1, 2002, a participant can have two loans outstanding at any time.

Plan Expenses
Valero pays the administrative expenses of the Plan and provides certain other services at no cost to the Plan. During the years ended December 31, 2003 and 2002, Valero paid administrative expenses of $121,367 and $222,585, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Valuation of Investments
The Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at the net asset value of shares held by the Plan as of December 31. The investments in common/collective trusts are stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets. Money market securities and participant loans are valued at cost, which approximates fair value.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term.

Reclassifications
Certain previously reported amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

3. Investments

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2003	2002
Valero Energy Corporation common stock	$15,909,515	$9,726,656
Merrill Lynch Retirement Preservation Trust	9,064,028	9,051,856
The Oakmark Equity and Income Fund	4,542,564	4,319,806
Participant loans	2,419,039	1,930,471

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2003	2002
Common stock	$3,338,849	$11,744,666
Common/collective trusts	331,468	(31,311)
Mutual funds	2,147,351	(12,432,739)
Self-directed investments	--	(23,931)

Net appreciation (depreciation) in fair value of
investments	$5,817,668	$(743,315)

For the years ended December 31, 2003 and 2002, dividend income included $139,193 and $303,263, respectively, of dividends paid on Valero common stock.

4. Party in Interest Transactions

Certain Plan investments are shares of Valero common stock, and mutual funds and common/collective trusts managed by Merrill Lynch. Transactions in these investments qualify as party in interest transactions.

5. Plan Termination

Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer accounts.

6. Tax Status

The Internal Revenue Service has determined and informed Valero by a letter dated September 30, 2002, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$42,085,493	$34,926,617
Amounts allocated to withdrawing participants	(13,890)	(3,907)

Net assets available for benefits per the Form 5500	$42,071,603	$34,922,710

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2003	2002
Withdrawals by participants per the financial statements	$5,572,485	$57,062,470
Add: Amounts allocated to withdrawing participants
as of end of year	13,890	3,907
Less: Amounts allocated to withdrawing participants
as of beginning of year	(3,907)	(16,326)

Benefits paid to participants per the Form 5500	$5,582,468	$57,050,051

SCHEDULE H, line 4i

VALERO SAVINGS PLAN

EIN: 13-3663331
Plan No. 008

Schedule of Assets (Held at End of Year)
As of December 31, 2003

Identity of Issue/Description of Investment	Current Value
Common stock:
* Valero Energy Corporation	$15,909,515

Common/collective trusts:
* Merrill Lynch Retirement Preservation Trust	9,064,028
* Merrill Lynch Equity Index Trust	1,319,813

10,383,841

Mutual funds:
The Oakmark Equity and Income Fund	4,542,564
* Merrill Lynch Basic Value Fund	1,926,902
Vanguard PRIMECAP Fund	1,920,341
American Century Ultra Fund	679,979
* Merrill Lynch Intermediate Corporate Bond Fund	612,484
Templeton Foreign Fund	152,552
American Funds EuroPacific Growth Fund	151,333
Fidelity Magellan Fund	77,755
* Merrill Lynch Global Allocation Fund	41,948
MFS Massachusetts Investors Growth Stock Fund	37,106
AIM Income Fund	25,156

10,168,120

* Participant loans (interest rates ranging from 5.0% to 11.5%)	2,419,039

Money market security:
* Merrill Lynch Reserves	13,349

Total	$38,893,864

_________________
* Party in interest to the Thrift Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO SAVINGS PLAN

By: /s/ Keith D. Booke

Keith D. Booke
Chairman of the Administrative Committee and
Executive Vice President and Chief Administrative Officer,
Valero Energy Corporation

Date: June 25, 2004